UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*



                                Technitrol, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    878555101
                                 (CUSIP Number)


       Eric D. Schoenborn, Esquire, Stradley, Ronon, Stevens & Young, LLP
          Woodland Falls Corporate Park, 210 Lake Drive East, Suite 102
                          Cherry Hill, New Jersey 08002
                                 (856) 321-2413

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 16, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

___________________________

CUSIP No.       878555101
___________________________


------------- ------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                PALMER FAMILY TRUST - SURVIVOR'S SHARE

------------- ------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                       (b) [ ]

------------- ------------------------------------------------------------------

     3         SEC USE ONLY


------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS*

                                00
------------- ------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


------------- ------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                N/A
--------------------------- -------------- -------------------------------------

                                  7        SOLE VOTING POWER
        NUMBER OF
          SHARES                                            0
       BENEFICIALLY         -------------- -------------------------------------
         OWNED BY
           EACH                   8        SHARED VOTING POWER
        REPORTING
          PERSON                                    1,779,184
           WITH             -------------- -------------------------------------

                                  9        SOLE DISPOSITIVE POWER

                                                            0
                            -------------- -------------------------------------

                                 10        SHARED DISPOSITIVE POWER

                                                    1,779,184
------------- ------------------------------------------------------------------

------------- ------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    1,779,184
------------- ------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                     [ ]

------------- ------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  4.4%
------------- ------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON*

                                                  00
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


This statement is the second amendment to the statement on Schedule 13D filed by the Palmer Family Trust - Survivor's Share. This amendment is filed to report that the Palmer Family Trust-Survivor's Share has ceased to be the beneficial owner of more than five percent of the common stock of the issuer.

Item 1.  Security and Issuer.
         -------------------

          This statement on Schedule 13D relates to the common stock, $0.125 par value (the "Common Stock"), of Technitrol, Inc., 1210 Northbrook Drive, Suite 385, Trevose, PA 19053 (the "Company").

Item 2.  Identity and Background.
         -----------------------

          The  person  filing  this   statement  is  the  "Palmer  Family  Trust
-Survivor's  Share"  (the  "Survivor's  Share")1.   All  correspondence  to  the
Survivor's Share shall be forwarded to the following address:

                           The Palmer Family Trust
                           c/o J. Barton Harrison, Trustee
                           1452 County Line Rd.
                           Rosemont, PA  19010-1404

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

          N/A. As per the terms of the "Palmer Family Trust", as amended (the "Trust"), the shares were administered and distributed to the Survivor's Share following the death of Gordon Palmer, Jr.

----------
1 J. Barton Harrison, a co-trustee of the Survivor's Share, disclaims beneficial ownership in the shares beneficially owned by the Survivor's Share. See Item 5.

Item 4.  Purpose of the Transaction.
         --------------------------

          The Survivor's Share initially received shares of Common Stock as a result of the death of Gordon Palmer, Jr. The Survivor's Share intends to make dispositions of shares of Common Stock to certain charitable organizations.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          As of the date hereof, the Survivor's Share beneficially owns 1,779,184 shares of Common Stock, or approximately 4.4% of the outstanding Common Stock.2 The Survivor's Share shares voting and dispositive power over such shares.

          In April 2002, the Survivor's Shares ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company. This is the result of the Company issuing additional shares of its Common Stock in April 2002 pursuant to a public offering.

          All shares beneficially owned by the Survivor's Share derive from the Trust. The Trust was formed pursuant to a trust instrument dated August 27, 1991 in which the settlors (Gordon Palmer, Jr. and Virginia Frese Palmer) transferred to the Trust certain assets including shares of the Common Stock. As per the terms of the Trust, upon the death of either settlor, the remainder of the Trust shall be divided into two shares (the Survivor's Share and the Residuary Trust Share) which shall be held, administered and distributed as separate trusts. Gordon Palmer, Jr. died on March 30, 1997 causing the Trust to be split into the Survivor's Share and the Residuary Trust Share. The Residuary Trust Share beneficially owns less than five percent of the Common Stock. The beneficial ownership of the Survivor's Share is reported herein.

          The Survivor's Share is revocable by Mrs. Palmer, and she is a co-trustee of such trust along with J. Barton Harrison. Mrs. Palmer is also a beneficiary of the Survivor's Share during her lifetime. Given Mrs. Palmer's ability to revoke the trust, the Survivor's Share shares voting and dispositive power with Mrs. Palmer with respect to the 1,779,184 shares disclosed herein. Given the revocation powers of Mrs. Palmer as settlor and her voting and dispositive powers as co-trustee of the Survivor's Share, J. Barton Harrison disclaims beneficial ownership of all shares of the Common Stock beneficially owned by the Survivor's Share.

          The information required by Item 2 for the persons with whom the Survivor's Share shares voting power is as follows:

                                    Mrs. Virginia Frese Palmer
                                    7147 E. Sabino Vista Circle
                                    Tucson, AZ 85750-2631

----------
2 Based on 40,059,895 shares of Common Stock outstanding on April 22, 2002. Share amounts reflect two-for-one stock split on November 27, 2000.

          Mrs. Palmer is not currently employed and has not been convicted in a criminal proceeding nor been a party to any civil proceeding related to federal or state securities laws within the last five years. Mrs. Palmer is a citizen of the United States of America.



Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

          See Item 5.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

          None.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2002



PALMER FAMILY TRUST - SURVIVOR'S SHARE



By: /s/ J. Barton Harrison                  By: /s/ Virginia Frese Palmer
    --------------------------------            --------------------------------
    J. Barton Harrison                          Virginia Frese Palmer
    Trustee                                     Trustee


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